<u>FORM 6-K</u>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of DECEMBER, 2006

<u>Logan Resources Ltd. (File #000-50737)</u>
(Translation of registrant's name into English)

<u>1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1</u>
(Address of principal executive offices)

<u>Attachments:</u>

1. News Release dated December 6, 2006- Logan Resources Acquires May Creek Silver Project
2. News Release dated December 18, 2006- Logan Resources Ltd. Announces Flow-Through Financing With MineralFields
3. News Release dated December 22, 2006- Logan Resources Ltd. Completes Flow-Through Financing

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

<u>Logan Resources Ltd.</u>
(Registrant)

<u>Date: January 11, 2007</u>   By: *<u>/s/ Seamus Young</u>*
                                                                    Name
                                                   Its:<u> President/Director</u>
                                                            (Title)

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V:LGR
PK (USA):LGREF

Thursday December 6, 2006

LOGAN RESOURCES ACQUIRES MAY CREEK SILVER PROJECT

Vancouver – Wednesday, December 6, 2006 - Logan Resources Ltd. (TSXV:LGR) today announced that it has entered into an option agreement with Shawn Ryan of Dawson City, Yukon Territory (the "Agreement"), whereby the Company has been granted an option to acquire a 100% interest in a mineral property consisting of 84 mineral claims, known as the May Creek Project. It is located in the Mayo Mining District of the Yukon Territory, 45 km west-northwest of the community of Mayo. Access to the property is via bulldozer trail system, which connects the property to the highway linking the community of Mayo to Whitehorse.

The property was discovered in 1922. It was originally explored as a silver project although exploration over the years has identified multiple targets prospective for gold, copper, lead, zinc and silver. There is significant exposure of surface mineralization and trenching as well as numerous accounts of silver and gold assays from trenches and float over the entire property. The property has never been drilled. Logan Resources intends to conduct a thorough evaluation of the property during the 2007 exploration season and will verify existing showings and historical assays.

The May Creek property covers what is believed to be a precious metal system associated with a Tombstone Intrusion. Numerous geochemical surveys have been conducted on the property. The most recent extended the soil geochemical analysis and provided additional coverage of the trenches. The results of this work indicate a Skarn-type deposit with aureoles of gold, silver, copper, and zinc mineralization extending over numerous kilometers. Larry LeBel, P.Eng, has been engaged to author a NI 43-101 on the property. Mr. LeBel visited the property in September 2006 to conduct a preliminary assessment.

"We are pleased to add this prospective property to our growing portfolio of Canadian exploration projects. We originally acquired the property for its outstanding silver potential. However, our geological compilation has since identified the potential for a base metal environment in addition to the precious metals. We look forward to being the first company to drill the ground and uncover its potential," said Seamus Young, President and CEO.

Under the terms of the Agreement, in order to exercise the option the Company must pay the sum of $225,000, issue 750,000 common shares and incur $500,000 of exploration work on the property over a period of five years. The owner has retained a 2% net smelter return royalty, one-half of which may be purchased by the Company for the sum of $1,000,000. The Company holds a right of first refusal on the balance of the royalty. The Agreement is subject to the acceptance of the TSX Venture Exchange.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for this property. Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

"Seamus Young"

President and CEO

For Further Information Please Contact:
Seamus Young, President & CEO
E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

LOGAN RESOURCES LTD.
NEWS RELEASE
TSX-V: LGR
PK (USA):LGREF

Tuesday December 18, 2006

LOGAN RESOURCES ANNOUNCES FLOW-THROUGH FINANCING
WITH MINERALFIELDS

Vancouver – Monday, December 18, 2006 - Logan Resources Ltd. (the "Company") **(TSXV:LGR)** is pleased to announce a private placement consisting of 1,250,000 flow-through units ("FT Units") at a price of $0.40 per FT Unit for proceeds of $500,000. Each FT Unit consists of one common share in the capital of the Company and one-quarter of one share purchase warrant (a "Warrant"). Each whole Warrant is exercisable for 12 months at $0.60 per share. The financing was arranged by the MineralFields Group.

The Company has agreed to pay a 4% finders fee, a 2% due diligence fee and issue 125,000 share purchase warrants exercisable for 12 months at $0.60 per share as finders fees in connection with the private placement. The proceeds from the sale of the FT Units will be used to incur qualifying expenses on the Company's Canadian mineral properties.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about the MineralFields Group is available at www.mineralfields.com.

ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young

President and CEO

For Further Information Please Contact:
Seamus Young, President & CEO
E: syoung@loganresources.ca T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements. The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE
TSX-V:LGR
PK (USA):LGREF

Monday November 20, 2006

LOGAN RESOURCES COMPLETES FLOW-THROUGH FINANCING

Vancouver – December 22, 2006 - Logan Resources Ltd. (the "Company") **(TSXV:LGR)** today announced the completion of a private placement consisting of 1,270,000 flow-through units ("Units") at a price of $0.40 per Unit for proceeds of $508,000. Each Unit consists of one flow-through common share in the capital of the Company and one-quarter of one share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to purchase one non-flow-through common share at $0.60 per share for 12 months. The financing was arranged by the MineralFields Group.

The Company paid compensation in connection with the financing consisting of: a $20,000 cash finders fee; a $10,000 due diligence fee; and issued 125,000 warrants which entitle the holders to purchase one non-flow-through common share at $0.60 per share for 12 months. The proceeds from the sale of the Units will be used to incur qualifying expenses on the Company's Canadian mineral properties.

"We are pleased to be entering into this relationship with MineralFields Group and look forward to working with them as we develop our Canadian mineral properties," said Seamus Young, President and CEO.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Information about the MineralFields Group is available at www.mineralfields.com.

ON BEHALF OF THE BOARD

"Seamus Young"

Seamus Young
President and CEO

For Further Information Please Contact:
Seamus Young, President & CEO
syoung@loganresources.ca
T: 604-689-0299 x.223
Michael Hibbitts, Vice President – Exploration (Qualified Person)
mhibbitts@loganresources.ca
T: 604-689-0299 x.228

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.